

ADDRESSING NEXTGEN HEALTHCARE'S DIVERSIONS AND MISREPRESENTATIONS

PREPARED BY THE RAZIN GROUP
SEPTEMBER 2021

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Sheldon Razin and the other participants named in his proxy solicitation (collectively, the "Razin Group") and are based on publicly available information with respect to NextGen Healthcare, Inc. (the "Company"). The Razin Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Razin Group's conclusions. The Razin Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Razin Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Razin Group herein are based on assumptions that the Razin Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of the Razin Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Razin Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Razin Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Razin Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Razin Group. Although the Razin Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Razin Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Razin Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

THE MARGOLIS BOARD'S PRESENTATIONS ARE FULL OF CONSULTANT-PRODUCED ATTACKS AND SPIN

Given that *Chairman Jeffrey Margolis and his hand-picked committee chairs have an indefensible track record over the past six years*, *they are hinging their campaign on diversions, entrenchment maneuvers and excuses*

We urge shareholders to see through the Board's smoke screen

THE MARGOLIS BOARD'S PRESENTATIONS ARE FULL OF CONSULTANT-PRODUCED ATTACKS AND SPIN (CONT.)

What the Margolis Board's presentations DO include…	What the Margolis Board's presentations DO NOT include…
✓ An array of pledges about being on the precipice of value creation after 19 consecutive quarters of unfulfilled promises	✗ Any acknowledgement of accountability for the past six years of underperformance
✓ A litany of excuses about why the Company has dramatically underperformed over the past six years	✗ Any acknowledgement of accountability for failing to maintain a legitimate CEO succession plan
✓ A variety of attempts to misrepresent the record of Sheldon Razin, who oversaw 1,150% share price appreciation as Chairman	✗ A satisfactory explanation for the proposed reincorporation in Delaware, which would strengthen the Board's power at the expense of shareholders' rights
✓ Overt cherry-picking with regard to the Company's historical financial and operating performance	✗ Clearly defined key performance indicators for the business
✓ Self-selected, unconvincing endorsements from employees, who are obviously beholden to leadership	✗ Clearly defined capital allocation parameters
✓ Self-selected analyst quotes that omit all criticism and skepticism from the sell-side	✗ Clearly defined metrics for helping shareholders assess the benefits of past acquisitions
✓ Outrageous claims of having a *"powerhouse management team"* despite operating for multiple months without a CEO	

Source: Bloomberg; Company filings.

DISTORTION #1 – THE MARGOLIS BOARD IS BLATANTLY MISREPRESENTING THE RAZIN GROUP'S MOTIVATIONS

Fact: Sheldon's Fight is About Self-Preservation, Advancing His Self-Interests and Taking De Facto Control
Sheldon is a 47-year tenured director
If the Company's proposals are approved, Sheldon will no longer have the ability to preserve his Board seat, and that of another, in perpetuity
FALSE
We believe that Shelly Razin (sic) had been pulling too much cash out of the business to create passive income for himself...in our view these dividend payments should have been R&D dollars and investment dollars going back into the business"
May 30, 2017
SVBLEERINK
nextgen
3

The Razin Group <u>has repeatedly stated that this contest is not about attaining boardroom control, reinstating a dividend or any short-term goals</u> – to the contrary, Messrs. Razin and Rosenzweig want to establish an enduring culture of accountability and a foundation for value creation that continues to exist long after they step down from the Board

<u>Source</u>: Company filings.

DISTORTION #2 – THE MARGOLIS BOARD IS PEDDLING FALSEHOODS ABOUT CUMULATIVE VOTING



The Razin Group <u>has proactively stated it will not invoke cumulative voting in this election</u>*, and supports a shareholder-friendly Delaware reincorporation that eliminates the Company's use of cumulative voting altogether*

DISTORTION #3 – THE MARGOLIS BOARD IS RELYING ON MISREPRESENTATIVE DATA TO PAINT A ROSY REVENUE PICTURE


Fact: Under New Leadership, Highly Valued Recurring Revenues Have Increased Substantially
FALSE
From FY12, Sheldon protected dividends while the Company's revenue growth and stock price plummeted
Revenue Growth
(FY06 – FY16)
40%
35%
20%
15%
10%
5%
0%
Revenue Growth
Under New Leadership ($M)
91%+*
$415
$448
$468
$474
$489
$503
FY16
FY17
FY18
FY19
FY20
FY21
Our organic revenue growth recently set a new record and is accelerating
with a clear line of sight to 6% to 8% revenue growth by 2024
nextgen healthcare
* % of FY21 Total Revenue
6

The reality is that NextGen Healthcare's revenue is lagging and has only grown 13% during the Margolis chairmanship – compared to an average 28% increase from the Company's proxy peers during the same period

NextGen Healthcare's highest margin business – software – has seen revenues decline during the same period

Source: Company filings.

DISTORTION #4 – THE MARGOLIS BOARD IS MAKING OUTRAGEOUS CLAIMS OF IMPLEMENTING A "SUCCESSFUL M&A STRATEGY"

Fact: Strategic M&A Has Provided New Capabilities and Unlocked High-Growth Markets
New leadership has implemented successful M&A strategy
Surrounded our core offerings with solutions our clients need to su
evolving Healthcare market, e.g., mobile, population health
engagement and telehealth
Provided access to new large and growing
Generated $100M+ in new revenu
The Company has no debt, gener
from a strong balance sheet
FALSE
Of the
stments and M&A Sheldon
st were failures
offs
hospital business, which
"GNow" was discontinued
Sheldon's capital allocation favored dividends and left the Company unable to compete
What Analysts are Saying
"Entrada acquisition exp
Nextgen's competitive advantage."
PIPER | SANDLER
May 19, 2017
particular, has seen significant traction
own embedded telehealth solution -- built
om its acquisition of Otto Health (December 2019)."
KeyBanc Capital Markets
September 20, 2021
"We estimate recurring subscription bookings were in excess of $21 million, up $4M+ or 26% Y/Y, with the majority of this growth stemming from the acquired businesses."
Dougherty & Company LLC
May 25, 2018
nextgen healthcare
7

More than $200 million spent between 2016 and 2019 has done little more than conceal the Company's anemic organic revenue growth

The Company's share price was higher in early 2016 – prior to the M&A spree – than it is today

In keeping with the Company's nonexistent capital allocation policy, shareholders have not been provided updates on the success and benefits of these deals, which deliberately obscures the value-add (if any) of these acquisitions

Source: Company filings.

DISTORTION #5 – THE MARGOLIS BOARD IS TRYING TO SHAMELESSLY REWRITE HISTORY AND SMEAR MR. RAZIN

Fact: The Board Embraces Diversity. Sheldon Does Not
Four of the Board's director nominees are diverse across race and gender
1/3 of the management team is divers
across race, gender and LGBTQ+
There was little diversity
when Sheldon was
Sheldon
Klapstein's
Board
30 years of experience in the
Puryear's
human capital management, organizational transformation,
year, Sheldon was issued a formal letter of censure for inappropriate
he made while interviewing two diverse director candidates
FALSE
nextgen
healthcare
9

Since Mr. Razin's chairmanship ended, NextGen Healthcare has actually cut ties with several diverse executives

In fact, the Company's seven highest paid executives are all white men and female executives earn dramatically less than their male colleagues

The Razin Group's slate of nominees is highly-diverse, with two racially diverse individuals that possess sorely-needed capital allocation acumen and corporate governance experience

Source: Company filings.

DISTORTION #6 – THE MARGOLIS BOARD'S "THOUGHTFUL SUCCESSION PROCESS" LEFT THE COMPANY WITHOUT A LEADER

Fact: Board's Thoughtful Succession Process Resulted in Powerhouse Management Team and World Class CEO
Key hires over the past several years have resulted in a proven management team with the vision and expertise needed to advance our strategy and ensure we deliver results
FALSE
nextgen
healthcare
12

The Board [ignored pleas to establish a CEO succession plan, which is why the Company had no CEO for multiple months] this year

It is an insult to shareholders for the Margolis Board to claim NextGen Healthcare has a "powerhouse management team and a world class CEO" – the performance data laid out in our September 23rd presentation proves otherwise

Source: Company filings.

DISTORTION #7 – THERE IS NO EVIDENCE TO SUPPORT THE MARGOLIS BOARD'S CLAIM THAT ITS COMP POLICY "MOTIVATES VALUE CREATION"

Fact: Executive Compensation is Structured to Support Recruitment and Retention and Align with Performance
Pay Program Motivates Value Creation
Pay magnitude reasonable and in line with market for each position
Pay mix emphasizes pay-for-performance link
More than 55% of continuing NEOs'
performance-based
Revenue metric promotes
and TSR modifier promote
shareholder value creation
Ongoing shift to more Performance
Restricted Stock Units continue to
Established with consultant, F.W. Cook
Company Performance
FALSE
We discussed David's compensation package with Sheldon, and Sheldon did not express any concern about it
nextgen healthcare
1 Includes NEOs Arnold, Metcalfe, and Linton
2 Total Target Compensation includes annualized base salary, target annual incentive and grant date fair value of long-term incentives
14

During Craig Barbarosh's tenure as Chair of the Compensation Committee, the Board has abandoned performance-based vesting in favor of straight share grants and ineffective grants measured against the Company's budget

Total executive compensation has surged approximately 250% under Messrs. Margolis and Barbarosh, while the Company has dramatically underperformed peers and relevant indices

Source: Company filings.

WE URGE SHAREHOLDERS TO FOCUS ON OUR SLATE'S VALUE PROPOSITION

Our slate possesses the exact mix of fresh perspectives and institutional knowledge that NextGen Healthcare needs in order to begin a new chapter of growth

Kenneth H. Fearn



- 25+ years of experience advising corporate leadership teams and allocating capital
- Worked with Fortune 200 companies at McKinsey & Co. to address profitability issues and develop growth strategies
- Experience serving on public and private boards of directors

Mr. Fearn will help the Board create a clear capital allocation framework and oversee management's development of a growth plan

Sheldon Razin



- Founder and current director of NextGen Healthcare, with deep knowledge of the business
- Oversaw 1,150%+ share price appreciation and meaningful value creation during his tenure as Chairman
- Award-winning corporate director and entrepreneur

Mr. Razin will continue to bring sorely-needed ownership perspectives and guide management on organic growth opportunities

Lance Rosenzweig



- Current director of NextGen Healthcare
- Extensive experience serving on public and private boards of directors
- Unique experience serving as a Chief Executive Officer at three different technology companies

Mr. Rosenzweig will continue to advocate for cost containment, operational efficiencies and realigned executive compensation policies

Ruby Sharma



- Former Principal at Ernst & Young LLP and with the EY Center for Board Matters
- Former contributor to Harvard Law School Forum on Corporate Governance
- Financial expert with significant experience advising companies on audit and tax matters

Ms. Sharma will bring corporate governance best practices to the Board, including ideas for a shareholder-friendly reincorporation

WE URGE SHAREHOLDERS TO FOCUS ON OUR SLATE'S SOLUTIONS

NEXTGEN HEALTHCARE'S IMPEDIMENTS TO SUCCESS

1 **Stagnation-Fueled Underperformance**

2 **Dysfunctional, Insular Corporate Governance**

3 **Misalignment Between Leadership & Shareholders**

OUR SLATE'S CONSTRUCTIVE VISION

1 **Prioritize Organic Growth & Margin Expansion**

- *Deprioritize acquisitions for the next few quarters*
- *Increase incentives for internal sales teams*
- *Increase incentives for clients to grow relationships*
- *Increase utilization of underleveraged India team*
- *Outsource non-core, supplemental services*
- *Reduce dependency and spending on consultants*

2 **Establish Best-in-Class Governance**

- *Pursue a shareholder-friendly Delaware reincorporation*
- *Establish clear KPIs for management to report on*
- *Establish transparent capital allocation parameters*
- *Eliminate the costly, duplicative Vice Chairman role*
- *Eliminate excessive, redundant committees*
- *Review and refresh succession plans bi-annually*

3 **Establish a Culture of Accountability & Incentivize Management**

- *Shift to performance-based share vesting for NEOs*
- *Shift NEO performance targets to real financial metrics*
- *Cut director compensation, weight more toward equity*

13

NOW IS THE TIME FOR SHAREHOLDERS TO RESET THE BALANCE OF POWER IN NEXTGEN HEALTHCARE'S BOARDROOM

As David Sides steps into the Chief Executive Officer role, we have a unique opportunity to usher in a new day at NextGen Healthcare by ridding the Board of imperial directors who have already failed to empower, incentivize and oversee management and prioritize shareholders' best interests

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